UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-54045

CUSIP NUMBER 12024P 101

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended April 30, 2012.

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Bullion Monarch Mining, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office:	20 North Main Street, Suite #202 St. George, Utah 84770

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant’s management deemed additional time necessary to ensure full, complete and accurate disclosure and to complete the financial statements required for inclusion with form 10-K. We believe that the subject annual report will be available for filing on or before August 13, 2012.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Philip Manning

20 North Main Street, Suite #202

St. George, Utah 84770

Telephone:  (801) 426-8111

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).                             [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BULLION MONARCH MINING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2012

By/s/Philip Manning

Philip Manning

Chief Financial Officer